DATE: November 19th, 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Financial Results for the quarter ended September 30, 2003

LONDON, United Kingdom, DATE November 19th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): For the period ended September 30, 2003, Crew Development Corporation (Crew, “the Company”) recorded a net profit of CAD 377,680, compared with a net loss of CAD 53,000 for the period ended September 30, 2002. Overhead expenditure for the quarter ended September 2003 was CAD 1,417,828 (2002 – CAD 1,483,000). On September 26, 2003 Crew sold its 86.1% shareholding in North Pacific Geopower Corporation (“NPGP”), and this transaction resulted in an accounting gain of approximately CAD 1.3 million. Results from Barberton Mines Ltd. exceeded expectations and gave a positive contribution of CAD 329,000 in equity income to Crew. The result from the previous year includes equity income from Metorex of CAD 1.5 million. The development of the Nalunaq gold mine in South Greenland is progressing according to schedule and the 23,000 oz ore stockpile is scheduled for shipment before year-end.

Barberton Mines Ltd.

For the quarter ended September 30, 2003, the company had equity income of CAD 329,000 (2002 - nil) arising from its 20% shareholding in Barberton Mines Ltd. (“Barberton”) in South Africa, together with interest earned on loans advanced of CAD 212,508 (2002 - nil).  The performance from this investment exceeded expectations for the quarter. Gold sales for the quarter were 875 kg (28,000 oz) gold, sold at an average price of ZAR 101,356/kg (equivalent to USD 424/oz, inflated by strong Rand and weak US Dollar). Cash cost per kg is currently ZAR 74,332/kg (equivalent to USD 311/oz, inflated by strong Rand and weak US Dollar). Cash costs represent an improvement in ZAR/kg terms, and further cost reductions are scheduled for the next quarter. Barberton is embarking upon a more aggressive exploration program in the regions surrounding the existing mines to potentially discover extensions to the existing ore reserves or new orebodies.

Nalunaq Gold Mine

On October 5th, 2003, the Company announced that agreements with all major suppliers and sub-contractors for Nalunaq Gold Mine (NGM) were put in place. Construction work at Nalunaq and preparations for the shipping and processing of the existing ore stockpile are progressing on schedule. The site has recovered from the last month’s heavy precipitation, and infrastructure and construction work is now back on schedule. After careful consideration, it was decided that Crew would finance the final development of Nalunaq. NGM will therefore not draw upon the previously announced USD 8 million project loan, but intends to utilize a revolving credit facility for working capital purposes. The loan from Crew to NGM is anticipated  to be repaid in full by year-end 2004. Crew has a strong treasury position, and the loan to NGM should not affect other Crew projects or exploration programs.

Seqi olivine project

During the quarter ended September 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to conduct a Bankable Feasibility Study (“BFS”) for the Seqi olivine project.  The Company has completed a 23-hole resource definition drilling program and will be responsible for the management of further development of the project including the preparation of the BFS, whereas Minelco will cover all related costs. A 50 tonne bulk sample for quality testing was taken from the deposit in late October, and topographical surveying of the area is about to be completed. An environmental monitoring program has been initiated in preparation for the Environmental Impact Assessment (EIA) to accompany the BFS. When the BFS is completed, Minelco has an option to acquire 51% of the Seqi project by funding all capital expenditures related to the development of a mining operation as defined by the BFS.  The project will be restructured in a separate Greenlandic Company owned 51% by Minelco and 49% by Crew, and with Crew as the preferred operator.

Disposal of geothermal project

On September 26, 2003 the Company sold its 86.1% shareholding in North Pacific Geopower Corporation (“NPGP”) to Kenneth McLeod (“the purchaser”), a former director and officer of NPGP.  In consideration for the sale of this subsidiary, the Company has received a cash consideration of CAD 232,312 and has forgiven an inter-company debt of CAD 562,091, which was repayable by NPGP to the Company.  At the time of closing, NPGP had external liabilities of CAD 569,254 which remain with NPGP.  The transaction resulted in an accounting gain of approximately CAD 1.3 million for the Company.

Ghana

Crew owns, through Hwini-Butre Minerals Ltd. (100% Crew), 51% of the Hwini-Butre gold project in southern Ghana. The company has a productive dialogue with partner St. Jude Resources to develop the Hwini-Butre project. At present, measured and indicated gold resources stand at 562,600 oz. It is the view of both partners that this project holds considerable upside potential, and that this potential must be investigated more aggressively with the aim of expanding the resource base.

Philippines

Pamplona sulphur project: All necessary permits have been received related to the extraction of a bulk sample for full-scale industrial testing by partner Philippine Phosphate Fertilizer Corporation. The bulk sample will be excavated and shipped out after the end of the monsoon period, probably in early 2004.

Mindoro nickel project: Crew’s appeal of the decision to withdraw the Mineral Production Agreement (MPSA) remains filed with the Office of the President, and a decision is pending. Crew has chosen a line of dialogue rather than a lawsuit, and believes that the matter will be resolved in an equitable manner.

Further exploration

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. Crew intends to invest in further exploration and development of the Nalunaq mine and other potentially economical exploration targets within the 1,081 square kilometre Nanortalik exploration licence in south Greenland. A regional exploration campaign was conducted on several targets in the Nanortalik area during the summer of 2003. In addition to 930 metres of core drilling, 304 sediment samples and 406 rock samples were collected. Samples have been submitted for assaying in Canada, and the results are expected before year-end.

Convertible bond issue

On September 8, 2003, the Company issued through a private placement, NOK 120 million (CAD 22.1million) in three-year senior convertible bonds with three major financial institutions based in London. The bonds bear a 9% coupon, payable semi-annually in arrears.  The principal portion of the bonds are convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK 3.60 (CAD 0.70) per share.  The maximum number of shares that may be issued on conversion is 33.3million. The principal portion is fully repayable on September 8, 2006. An application for the listing of the bonds, including a prospectus will be submitted to the Oslo Stock Exchange. Interest on the convertible bond totalling CAD 123,000 (2002 - nil) has been charged to profit and loss for the period. No payments of interest have been made to date. On September 24, 2003, the Company issued 1,111,111 shares upon conversion of bonds into common shares of the Company at a price of NOK 3.60 per common share.

This private placement was made in line with the previously stated corporate objective of establishing a broader international shareholder base, and to attract new institutional investors to the company. The successful placement of this convertible bond is regarded by Crew as a general endorsement of the corporate strategy and as confirmation of the underlying value of the company’s assets.

Capital resources

Cash on hand at September 30, 2003 amounted to CAD 20,347,362 (June 30, 2002 - CAD 6,691,449).  During the three months ended September 30, 2003, the Company used CAD 548,378 in cash from operating activities.  The net profit of CAD 377,680 included amortization of CAD 17,822, and non-controlling interest of CAD 14,190.  Included in the net profit for the period was non-cash equity income from Barberton Mines Limited of CAD 541,635. The Company raised, net of expenses of the issue, CAD 20,561,278 by issuing Convertible bonds in September 2003.  During the three months ended September 30, 2003, the Company invested CAD 6,406,715 in the final stages of the development of the Nalunaq Gold Mine.  The Company also invested CAD 371,228 in exploration activities on its Nanortalik concessions in Greenland.  The company acquired property, plant and equipment in the amount of CAD 33,183.

Outlook

The forthcoming gold production from Nalunaq, as well as other projects where Crew is investigating the potential for near term production and cash flow, is supportive of Crew’s strategy of becoming a growth oriented gold producer. Crew is well positioned to meet the future with an attractive portfolio of projects, and a solid balance sheet and treasury. As a result of the completed restructuring process, and as projects are advanced to the production stage, Crew is forecasting a positive cash flow to be reported in 2004.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact Investor Relations Manager Truls Birkeland at Crew's Oslo Office (TEL +47 2212 1650), or our UK Head Office  (TEL +44 1932 268 755), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com

CREW DEVELOPMENT CORPORATION

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at	September 30, 2003 (un-audited)	June 30, 2003 (audited)

ASSETS
CURRENT
Cash	$ 20,347,362	$ 6,689,956
Accounts receivable	430,438	359,147
Prepaid expenses	856,152	344,260
Due from Metorex Limited Investment in Metorex Limited Investment in Asia Pacific Resources	638,591 3,716,398 1,292,100	638,591 3,716,398 1,730,760
	27,281,041	13,479,112

Nalunaq Mineral Property Interest	51,541,897	45,135,182
Investment in Barberton Mines Limited Security Deposit	5,799,478 876,699	5,257,843 877,338
Geothermal Project Deferred financing costs	--- 1,637,642	1 ---
Property, Plant and Equipment	187,759	190,467
Other Mineral Property Interests	3,824,689	3,453,461

	$ 91,149,205	$ 68,393,404

LIABILITIES
CURRENT
Promissory Notes Provisions	$ --- 285,314	$ 379,152 327,683
Accounts payable and accrued liabilities	3,483,089	2,858,561
	3,768,403	3,565,396

Convertible Bonds Future Income Taxes	14,265,576 3,338,484	--- 3,338,484
Non-Controlling Interest	4,050,461	4,007,830
	25,422,924	10,911,710

SHAREHOLDERS’ EQUITY
Share capital	160,114,934	160,114,934
Share purchase warrants Equity component of convertible bonds	296,680 7,866,907	296,680 ----
Deficit	(102,330,274)	(102,707,954)
Cumulative translation adjustment	(221,966)	(221,966)
	65,726,281	57,481,694
	$ 91,149,205	$ 68,393,404

On behalf of the Board:

Jan Vestrum - Director

Cameron Belsher- Director

CREW DEVELOPMENT CORPORATION

Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars)

Three months ended	September 30	September 30
	2003	2002

MINERAL SALES	$ -	$ -
DIRECT COSTS OF MINERAL SALES	-	-
AMORTIZATION	-	-
	-	-

EXPENSES
Administration, office and general	(1,251,446)	(1,120,074)
Amortization	(17,822)	(58,390)
Interest	(22)	-
Professional fees	(148,538)	(304,096)
	(1,417,828)	(1,482,560)

OTHER INCOME /(EXPENSES)
Equity in income of associated companies	329,127	1,499,408
Foreign exchange (loss) gain Gain on sale of subsidiary	--- 1,320,171	(116,863) ---
Interest and other income Interest on convertible bonds	258,529 (126,509)	50,144 ---
	1,781,318	1,412,143
LOSS BEFORE PROVISION FOR INCOME TAXES AND
NON-CONTROLLING INTEREST	363,490	(69,417)
PROVISION FOR INCOME TAXES
Current	---	---
Future	---	---
	---	---
PROFIT /(LOSS) BEFORE NON-CONTROLLING INTEREST	363,490	(69,417)
NON-CONTROLLING INTEREST	14,190	16,883
NET PROFIT /(LOSS)	377,680	(52,534)
DEFICIT, BEGINNING OF FISCAL PERIOD	(102,707,954)	(83,846,598)
DEFICIT, END OF FISCAL PERIOD	$ (102,330,274)	$ (83,899,132)

PROFIT /(LOSS) PER SHARE – BASIC AND DILUTED	$ 0.03	$ (0.00)

CREW DEVELOPMENT CORPORATION

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

Three months ended	September 30	September 30
	2003	2002

OPERATING ACTIVITIES
Net profit/(loss)	$ 377,680	$ (52,534)
Add (deduct) items not affecting cash:
Amortization	17,822	58,390
Equity income of associated companies Interest on loans to associated companies	(329,127) (212,508)	(1,499,408) ---
Loss on disposal of assets Gain on sale of investments	--- (16,347)	20,546 ---
Non-controlling interest	(14,190)	(16,883)
Changes in non-cash working capital items	(371,708)	247,174
	(548,378)	(1,242,715)

FINANCING ACTIVITIES
Repayments of amounts due from Metorex Limited	---	1,395,067
Increase in long-term debt Issue of Convertible Bond (net of issue costs)	--- 20,561,278	--- ---
	20,561,278	1,395,067

INVESTING ACTIVITIES
Expenditures on Nalunaq mineral property interest	(6,406,715)	(1,922,090)
Expenditures on other mineral property interests	(371,228)	(95,492)
Acquisition of property, plant and equipment	(33,184)	(28,566)
Expenditures on geothermal property	---	(157,968)
Sale of investments	454,140	---
	(6,356,987)	(2,204,116)
NET CASH INFLOW/( OUTFLOW)	13,655,913	(2,051,764)
CASH POSITION, BEGINNING OF PERIOD	6,691,449	4,376,481
CASH POSITION, END OF PERIOD	$ 20,347,362	$ 2,324,717

REPRESENTED BY:
Cash	$ 20,347,362	$ 2,324,717
Bank indebtedness	-	-
	$ 20,347,362	$ 2,324,717